EXHIBIT 99.1

CNEY Receives Nasdaq Notifications Regarding Minimum Market Value of Publicly Held Shares Requirement

LISHUI, China, September 11, 2024 /PRNewswire/ -- CN Energy Group. Inc. (the “Company”; NASDAQ: CNEY), today announced that on September 6, 2024, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is currently not in compliance with certain requirements under the relevant Nasdaq Listing Rules.

The letter (the “MVPHS Deficiency Letter”) notified the Company that, for the preceding 30 consecutive business days of the MVPHS Deficiency Letter, the Company’s Class A Ordinary Shares (the “Class A Shares”) did not meet the minimum $1,000,000 Market Value of Publicly Held Shares (“MVPHS”) requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5550(a)(5) (the “MVPHS Requirement”).

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The MVPHS Deficiency Letter has no immediate effect on the listing of the Company’s Class A Shares, which will continue to trade uninterrupted on Nasdaq under the ticker symbol “CNEY.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has an initial compliance period of 180 calendar days, or until March 5, 2025 (the “Compliance Date”), to regain compliance with the MVPHS Requirement. If at any time the MVPHS for the Class A Shares is at least $1,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company with written confirmation of compliance with such requirements, as applicable.

In the event the Company does not regain compliance with the above requirements prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may apply to transfer the Company’s securities to The Nasdaq Capital Market. The Company intends to monitor the MVPHS of the Class A Shares and may, if appropriate, consider available options to regain compliance with the MVPHS requirement.

About CN Energy Group. Inc.

CN Energy Group. Inc. is currently listed on the Nasdaq Capital Market under the symbol of CNEY. With patented proprietary bioengineering and physiochemical technologies, the Company has pioneered and specialized in producing high-quality recyclable activated carbon and renewable energy from abandoned forest and agricultural residues, converting harmful wastes into invaluable wealth and delivering significant financial, economic, environmental and ecologic benefits. The Company's products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. For more information, please visit the Company's website at www.cneny.com.

Forward-Looking Statements

Certain statements, other than statements of historical facts, made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company's operations and the demand for the Company's products, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial conditions, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will, " "expect, " "anticipate, " "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to refer to its filings with SEC, including without limitation, Company's registration statements and other filings with the SEC that set forth certain risks and uncertainties that may have an impact on future results and directions of the Company.